Exhibit 99.10

Table of Contents

[2]	About this Report

[3]	Letter from the President & CEO

[4]	Energy Management & GHG Emissions

[4]	Water Management

[5]	Waste & Hazardous Materials Management

[6]	Biodiversity Impacts

[6]	Women in Leadership

[7]	Workforce Health & Safety

[8]	Community Relations

[10]	Appendix 1: SASB Data Tables

[13]	Appendix 2: GRI Data Tables

ERO COPPER | 2019 SUSTAINABILITY REPORT | 1

About This Report

We are proud of our ongoing environmental and social programs and the long-lasting positive impact they are making in the communities in which we operate. As a Company, we are committed to responsible mining and transparent reporting, both integral to driving sustainability in our business. For 2019, we are delighted to be issuing our first annual sustainability report.

This 2019 Sustainability Report (the “Report”) provides information and disclosure on the performance of Ero Copper Corp. (“Ero”, the “Company”, “we” or “our”) with respect to sustainability matters of material importance to the Company and its stakeholders. The reporting period for the Report is January 1, 2019 to December 31, 2019.

The Company’s 2019 Annual Report provides further detail on the financial and operational performance of the Company for the year ended December 31, 2019. For additional information, including risk factors associated with the Company’s operations and performance, please refer to the Annual Information Form dated March 12, 2020 available on the Company’s website (www.erocopper.com) and on SEDAR (www.sedar.com).

Reporting Framework

Ero is reporting in alignment with the Sustainability Accounting Standards Board (“SASB”) standards in order to effectively and transparently communicate our sustainability efforts. The Company’s 2019 data and key metrics have been incorporated into the SASB Metals and Mining standard in Appendix 1 of this Report.

In addition, this Report contains standard disclosures from the Global Reporting Initiative (“GRI”) Sustainability Reporting Guidelines (the “Standard Disclosures”). The following Standard Disclosures are listed in Appendix 2 of this Report:

•      102-8: Information on employees and other workers

•      302-1: Energy consumption within the organization

•      303-3: Water withdrawal

•      MM1: Amount of land (owned or leased, and managed for productive activities or extractive use) disturbed or rehabilitated

•      305-1: Direct Greenhouse Gas (GHG) emissions

•      305-2: Energy Indirect (Scope 2) GHG emissions

•      401-1: New employee hires and employee turnover

•      403-2: Occupational Health and Safety

*Photo on front cover provided by VRIFY Technology Inc.

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From the President & CEO

We understand that a commitment to sustainability is central to our social license to operate. As a company, we are committed to the safety and well being of our employees, the environment and fostering long-term sustainable growth within our communities to ensure they thrive both during and well beyond the life of our mines.

A key aspect of our ongoing sustainability effort is effective and transparent reporting. We are pleased to be issuing our first annual sustainability report for 2019. To ensure our social and environmental disclosure is clear, measurable and aligned with a well -known industry standard, we have reported using the Sustainability Accounting Standards Board (SASB) framework. In addition, we have included certain Standard Disclosures from the Global Reporting Initiative (GRI) Sustainability Disclosure Guidelines to supplement our disclosure. We look forward to enhancing the breadth and coverage of our sustainability reporting in the years ahead.

Brazil has a well-developed mining culture and a robust sustainability framework. In support of further developing sustainability initiatives in Brazil, the Instituto Brasileiro de Mineração (“IBRAM”) – the national mining industry association in Brazil – joined The Mining Association of Canada’s (“MAC”) initiative Towards Sustainable Mining (“TSM”) in 2019. The adoption of the initiative by IBRAM covers tailings management, engagement with civil society, safety and health, environmental standards, and enhanced transparency and accountability. Mineração Caraíba S/A (“MCSA”), a subsidiary of Ero, is a proud member of IBRAM and we look forward to contributing to the implementation of the program in order to ensure its success in the coming years.

Our commitment to the local communities near our operations is comprehensive and diverse. Highlighting these efforts in 2019, with our partners in Brazil, we helped to develop and license two goat milk cooperatives, empowered local entrepreneurs through our ongoing entrepreneurship programs, trained and developed the next generation of miners through our young apprentice programs and provided financial and volunteer support to local programs targeting at-risk youth in our nearby communities, to name a few.

Throughout our operations, we continue to implement innovative ways to reduce fresh-water use, decrease our operating footprint where possible, rehabilitate areas disturbed by historic mining activity and eliminate or reduce reliance on conventional tailings dams.

The health and safety of our employees, contractors, consultants and neighboring communities is a key objective of ours. In 2019, our Time Injury Frequency Rate (“LTIFR”) was 0.99. We remain focused on our goal of achieving zero lost time accidents.

I invite you to read this Report, which highlights what responsible mining means for all of us at Ero.

David Strang

President, CEO and Director

March 31, 2020

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Energy Management & Greenhouse Gas Emissions

Energy Use

Mining, transport and processing of ore and waste rock requires significant energy use. Our operations use regional-grid sourced electricity, diesel and liquified petroleum fuels. Electrical power supplied to the Company’s operations in Bahia and Mato Grosso, is 100% renewable comprised of hydro-electric, wind and solar energy.

Electrical power is supplied to the Company’s Curaçá Valley operations in Bahia State by the Companhia Hidroelétrica do São Francisco (CHESF) via an overhead transmission line from the Sobradinho Hydroelectric Power Dam at 230 kV.

Electrical power is supplied to the NX Gold Mine in Mato Grosso State from the substation in Nova Xavantina City via a 34.5 kV power line installed and maintained by the Energy Supply Company of Mato Grosso (ENERGISA S/A).

Green House Gas Emissions / Monitoring

We monitor fuel and energy use at each of our operations and use this data to estimate greenhouse gas emissions. Please refer to the Appendices of this Report for emissions data.

Water Management

Water Access

Water supplied to the MCSA Mining Complex is pumped from the São Francisco River via an 86-kilometer pipeline owned and maintained by MCSA. MCSA uses a small fraction of the total fresh-water pumped from the pipeline for its mining and processing operations, the balance of which is provided to communities throughout the region. As operator of the pipeline, MCSA provides water to the region’s municipalities of Massaroca City, Abobora City and Umburnas City as well as local farmers located along the pipeline – a critical component of the infrastructure in the region.

At the NX Gold Mine, water is sourced from surface run-off, sumps in the underground mine and a fully permitted water supply system to withdraw fresh-water from the neighboring Mortes River as required.

Water Recycling

In 2019, the MCSA Mining Complex achieved an 88% fresh-water recycle rate as a result of the tailings co-disposal method and re-use of process water. The NX Gold Mine achieved a 90% fresh-water recycle rate in 2019.

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Waste & Hazardous Materials Management

Tailings Management

The Company currently manages seven tailings facilities at its operations in Brazil (four at the MCSA Mining Complex and three at the NX Gold Mine). Each of these facilities is routinely inspected by the Company's internal technical teams, third-party engineering firms and applicable regulatory agencies. Due to the flat lying topography, non-existence of down-stream communities and limited post-deposition elevation of each of the facilities, all seven of the dams monitored by the Company are classified as low risk(1).

At the MCSA Mining Complex, the Company's largest operation, a conventional tailings dam is no longer in use as a result of tailings co-disposal implementation. The co-disposal method entails utilizing surface waste rock stockpiles by allowing process tailings to permeate the inherent void space within the piles. This method has produced excellent results since 2011, increasing process water recycling rates, significantly reducing pumping costs, creating a substrate for revegetation of the waste rock stockpiles and, since implementation, has eliminated the need for conventional tailings storage. The historic tailings facility is currently being reclaimed as part of the Company’s ongoing environmental sustainability efforts.

At the NX Gold Mine, non-inert tails from the Company’s carbon in leach (CIL) process are stored in a high-density polyethylene (HDPE) lined excavated pit. Inert tails are stored in a single-lift rockfill dam of segmented ring-dyke design, with only one cell operating at any given time. De-watered inert tailings from these cells are transported periodically from the tailings storage facility to areas disturbed by historic artisanal mining activity in the region. Once filled, these areas are revegetated and reclaimed as part of the Company's ongoing environmental sustainability efforts.

Please refer to the Company’s Tailings Management page and the Technical Reports(2) for both the MCSA Mining Complex and NX Gold Mine for additional information on the Company's tailings management practices and supplemental scientific and technical information.

(1)	In accordance with ordinance No. 70.389, May 17th, 2017 from Departamento Nacional de Produção Mineral (now ANM - National Mining Agency of Brazil).

(2)	Please refer to the end of this Report for additional technical and scientific disclosure.

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Biodiversity Impacts

Impacts and Mitigation

We are focused on limiting disturbance of the natural environment throughout our operational activity, from exploration to mining. Our operations have closure plans that seek to minimize the physical, chemical and biological impacts and maximize the socio-economic stability of the area.

At the MCSA Mining Complex, we are actively rehabilitating the historic tailings dam and revegetating several historically mined areas.

“Roots” Nursery Program

We provide local farmers with technical and financial support to grow plants and seedlings suitable for our revegetation needs. MCSA purchases plants and seedlings from these local producers, providing a sustainable way for the community to benefit from our ongoing environmental rehabilitation programs in the region.

Women in Leadership

We recognize and embrace the benefit of a diverse workforce and senior leadership. In 2019, approximately 10% of our workforce, and 12% of our new hires, were women – including in key supervisor and management roles. We actively consider diversity criteria when determining the composition of senior management. Please refer to our Diversity Policy for additional information.

Anthea Bath Vice President, Technical Services

Mrs. Bath has over 15 years experience in the mining industry in roles spanning the value chain. Prior to joining Ero, she worked for Sibanye Gold as VP, Commercial Services and held several senior positions with Anglo American including in supply chain, business optimization and market development. Mrs. Bath founded and was formerly the CEO of an energy development company headquartered in South Africa. She holds a Masters degree in Environmental Engineering and a Bachelors degree in Chemical Engineering from the University of Pretoria, South Africa.

Alline Simões Manager, Ore Processing Plant, MCSA

Mrs. Simões has been working at MCSA since 2004 and is currently responsible for all milling and processing operations. She graduated in Mining Engineering from the Federal University of Pernambuco (UFPE) and has over 16 years of experience in mineral processing at all stages of the process. She is a specialist in mineral flotation and obtained a post-graduate degree in Production Engineering from the UNINTER International University Center. Mrs. Simões is currently obtaining an MBA in Project Management from Fundação Getúlio Vargas (FGV).

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Workforce Health & Safety

Commitment

We are committed to protecting the health and safety of employees and contractors at our operations through a combination of health and safety best-practices, active monitoring of health and safety matters and, where necessary, implementing new standards and management programs. Our greatest resource is our people. Please refer to the Company’s Health & Safety Policy for additional details.

All policies can be found on the Company’s website (www.erocopper.com).

Training & Performance

In 2019, the Company’s operations worked in excess of seven million man-hours, and in support of our goal of zero lost-time injuries, more than 40,000 hours of health and safety training were performed.

As a result of performance-based monitoring and the implementation of new programs we achieved a lost time injury frequency rate (“LTIFR”) of 0.99 in 2019. We remain focused on continuous improvement and achieving our goal of zero lost-time injuries.

Coronavirus Disease 2019 (“COVID-19”) Response Measures

Ero has been closely monitoring the COVID-19 pandemic in early 2020 in order to protect the health and wellbeing of our employees, contractors and local communities. Ensuring the health of our and key stakeholders is critical to our economic activity in Brazil, and we have implemented several measures to minimize the impacts of the COVID-19 pandemic including, but not limited to:

•	Creating a COVID-19 committee comprised of senior members of the organization and local health administrators

•	Eliminating all non-essential travel between our operations and corporate offices

•	Promoting frequent handwashing and social distancing to reduce methods of transmission at our operations and within our communities

•	Increased cleaning and disinfecting of high-traffic areas on site such as buses, bathrooms and the cafeteria

•	Requiring employees and contractors to stay home from work and self-isolate if they are showing any symptoms

•	Screening all essential visitors, such as foreign contractors, for symptoms prior to visiting site, including testing for COVID-19 where possible to ensure negative results before entry to site

•	Ordering of 3,000 COVID-19 testing kits for the Company’s operations and local municipalities to facilitate rapid testing throughout the community if required

•	Encouraging work from home wherever possible

•	Implementing social distancing practices at our corporate office and operations:

•	Smaller shifts for meals in the cafeteria

•	Reduction of passenger numbers on buses

•	Video and teleconferencing in place of in person meetings

The Company continues to monitor the situation and modify these measures as appropriate.

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Community Relations

MCSA Community Development (Curaçá Valley, Bahia, Brazil)

The closest town to the mining and processing operations of the Pilar Mine and Caraíba Mill (part of the MCSA Mining Complex) is the town of Pilar, located approximately 15 kilometers from the entrance to the mine. The town was built to support the mine in the late 1970's and today has a population of approximately 10,000 people. Pilar continues to house the majority of the Company’s employees and their families. Since 2017, the Company broadened its scope of ongoing community development programs to further advance sustainable initiatives throughout the broader Curaçá Valley. The Company’s area of influence stretches over 100 kilometers within the Curaçá Valley, including the Pilar and Vermelhos Mines, and encompasses several small communities including the town of Pilar. A selection of ongoing programs include:

Local Goat Cheese Program

MCSA developed this program with the goal of fostering a sustainable agro-business within the Curaçá Valley. To do this, goat milk cooperatives were established throughout the region, creating central collection and processing locations for the creation of value-added goat's milk products including goat cheeses, candies, soaps and shampoos. In 2019, the first two collection and production facilities were constructed, certified and now cheese is sold locally at markets, fairs and specialty stores throughout Bahia State. MCSA continues to support the cooperatives with distribution, marketing and provide technical assistance to the farmers participating in the program to increase yields and improve the overall health of the region's livestock.

Entrepreneurship Program

The MCSA Entrepreneurship Program is focused on creating sustainable craft businesses throughout the region. The program offers classes and workshops on design and manufacturing of leather goods as well as baking courses using local specialty ingredients. Products are marketed and sold locally at open air markets and fairs in the region.

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Community Relations (cont’d)

Young Apprentice Program

The Young Apprentice Program has been operating since 2009 at the Vale do Curaçá Professional Training Center (maintained by MCSA), in partnership with Brazil’s National Service for Industrial Learning (SENAI). Over 10 years, the program has trained approximately 500 people, all between 18 and 21 years old.

At the end of each cycle of the Young Apprentice Program, a Company-hosted graduation ceremony is held to celebrate the important step at the beginning of each graduate’s career. Throughout the 10 years of the program, approximately 60% of the graduates have been hired directly by MCSA.

NX Gold Mine Community Development (Nova Xavantina,Mato Grosso, Brazil)

The closest town to the mining and processing operations of the NX Gold Mine is the town of Nova Xavantina, located approximately 18 kilometers from the entrance to the mine. With a total population of approximately 20,000 people, the town’s primary economic activity is supporting the extensive local agro-business. NX Gold provides financial support, technical assistance and volunteer hours to several well-established charitable organizations in the town of Nova Xavantina, as well as sponsorship of local fairs, rodeos, cultural events and youth sports teams. A selection of these organizations include:

Project Hope

The Project Hope program is focused on providing support for many of the vulnerable youth in the community. The program offers courses in financial literacy as well as job training and currently supports approximately 70 vulnerable local youth.

Association of Parents and Friends of the Exceptional

An organization that cares for children and adults with special needs in the local community. The organization coordinates activities focused on the development of physical, cognitive and fine motor skills.

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Appendix 1: SASB Data Tables

Table 1: Sustainability Disclosure Topics & Accounting Metrics

TOPIC	METRIC	REPORT	SASB CODE
Greenhouse Gas Emissions	Gross global Scope 1 emissions, percentage covered under emissions- limiting regulations	94,322 tonnes CO2-equivalent.	EM-MM-110a.1

Discussion of long-term and short- term strategy or plan to manage Scope 1 emissions, emissions reduction targets, and an analysis of performance against those targets

Smoke opacity is measured using the Ringelmann Scale with an opacimeter in all diesel equipment and vehicles, as required by Brazilian law. Additionally preventative maintenance is performed to ensure the Company’s fleet of equipment is operating as they should.

Please refer to page 4 of this Report for additional details on management of greenhouse gas emissions.

EM-MM-110a.2

Air Quality	Air emissions of the following pollutants: (1) CO, (2) NOx (excluding N2O), (3) SOx, (4) particulate matter (PM10), (5) mercury (Hg), (6) lead (Pb), and (7) volatile organic compounds (VOCs)	Mining operations in 2019 were predominantly underground and, as a result, have low air emissions. Air quality, including particulate emissions are not material to the Company’s environmental performance.	EM-MM-120a.1

Energy Management	1) Total energy consumed, (2) percentage grid electricity, (3) percentage renewable	(1) Direct electricity of 175,688 MWh (2) 100% (3) 100%	EM-MM-130a.1

Water Management	(1) Total fresh water withdrawn, (2) total fresh water consumed, percentage of each in regions with High or Extremely High Baseline Water Stress	(1) 4,583,204 m3, 0% (2) 2,475,190 m3, 0%	EM-MM-140a.1

	Number of incidents of non- compliance associated with water quality permits, standards, and regulations	Zero.	EM-MM-140a.2

Waste & Hazardous Materials Management	Total weight of tailings waste, percentage recycled	2,303,210 tonnes, 13% recycled.	EM-MM-150a.1

	Number of tailings impoundments, broken down by MSHA hazard potential	Please refer to page 5 of this Report. Additional information on each of the tailings impoundments can be found on the Company's website under the Tailings Management page.	EM-MM-150a.3

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Table 1: continued

TOPIC	METRIC	REPORT	SASB CODE
Biodiversity Impacts	Description of environmental management policies and practices for active sites	See page 6 of this Report.	EM-MM-160a.1
	Percentage of mine sites where acid rock drainage is: (1) predicted to occur, (2) actively mitigated, and (3) under treatment or remediation	(1) 0% (2) 0% (3) 0%	EM-MM-160a.2
	Percentage of (1) proved and (2) probable reserves in or near sites with protected conservation status or endangered species habitat	(1) 0% (2) 0%	EM-MM-160a.3
Security, Human Rights & Rights of Indigenous Peoples	Percentage of (1) proved and (2) probable reserves in or near areas of conflict	(1) 0% (2) 0%	EM-MM-210a.1
	Percentage of (1) proved and (2) probable reserves in or near indigenous land	(1) 0% (2) 0%	EM-MM-210a.2
	Discussion of engagement processes and due diligence practices with respect to human rights, indigenous rights, and operation in areas of conflict	Please refer to the Global Human Rights Policy on the Company’s website.	EM-MM-210a.3
Community Relations	Discussion of process to manage risks and opportunities associated with community rights and interests	See pages 8-9 of this Report. Please refer to the Corporate Social Responsibility Policy on the Company’s website for more information.	EM-MM-210b.1
	Number and duration of non-technical delays	None.	EM-MM-210b.2
Labour Relations	Percentage of active workforce covered under collective bargaining agreements, broken down by U.S. and foreign employees	100% of the Company’s active workforce in Brazil is covered under collective bargaining agreements.	EM-MM-310a.1
	Number and duration of strikes and lockouts	None.	EM-MM-310a.2

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Table 1: continued

TOPIC	METRIC	REPORT	SASB CODE

Workforce Health & Safety	1) MSHA all incident rate, 2) fatality rate, 3) near miss frequency rate (NMFR) and 4) average hours of health, safety and emergency response training for a) full-time employees and b) contract employees	1) 0.99 2) 0 3) n/a 4) Full-time employees and contract employees receive an average of more than than 12.5 hours of health, safety and emergency response training.	EM-MM-320a.1
Business Ethics & Transparency	Description of the management system for prevention of corruption and bribery throughout the value chain	Ero Copper has an Anti-Corruption Policy which requires that directors, officers, employees and consultants of the Company conduct business in a manner that does not contravene local and international anti-bribery and anti-corruption laws that apply to the Company, including the Criminal Code (Canada) and Corruption of Foreign Public Officials Act (Canada).	EM-MM-510a.1
	Production in countries that have the 20 lowest rankings in Transparency International’s Corruption Perception Index	100% of 2019 production came from Brazil which is ranked 106 out of 180 in the Transparency International’s Corruption Perception Index (2019).	EM-MM-5101.2

Table 2: Activity Metrics (SASB)

METRIC	REPORT	SASB CODE
Production of (1) metal ores and (2) finished metal products

At the MCSA Mining Complex: (1) 2,424,592 tonnes ore processed grading 1.93% copper and (2) 42,318 tonnes copper in concentrate.

At the NX Gold Mine: (1) 158,275 tonnes ore processed grading 6.98 grams per tonne gold and (2) 30,434 troy ounces of gold.

EM-MM-000.A
Total number of employees, percentage contractors	Total employees and contractors of 3,873 of which ~41% are contractors.	EM-MM-000.B

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Appendix 2: GRI Data Tables

102-8: Information on employees and other workers

							Total
					Total		Employees &
As at December 31, 2019	Admin	Geology	Engineering	Labour	Employees	Contractors	Contractors
Corporate Office	11	4	2	-	17	-	17
Brazil
São Paulo Office	9	-	-	-	9	-	9
Tucumã City Office	2	-	-	1	3	-	3
MCSA	289	39	69	1,532	1,929	1,351	3,280
NXGold	71	7	11	253	342	222	564
Total	382	50	82	1,786	2,300	1,573	3,873

302-1: Energy consumption within the organization

	MCSA	NX Gold
Diesel (m3)	7,460	860
Gasoline (m3)	80	-
Carbon (tonnes)	-	-
Liquified Petroleum Gas, LPG (m3)	25,490	10,084
Ammonium Nitrate, ANFO (tonnes)	38	-
Emulsion (tonnes)	2,234	217
Electricity (MWh)	154,936	20,752

(Gigajoules)	MCSA	NX Gold
Diesel	288,538	33,265
Gasoline	2,761	-
Carbon	-	-
Liquified Petroleum Gas, LPG	650,760	257,445
Ammonium Nitrate, ANFO	87	-
Emulsion	5,137	499
Electricity	557,769	74,707
Total	1,505,052	107,972

(1)	TSM - Energy and Greenhouse Gas Emissions Management Guide 2014; tonnes of emulsion converted to GJ using Orica standard conversion rate.

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303-3: Water withdrawal

	MCSA	NX Gold	Total
Total Water Withdrawal
Mine Dewatering (m3)	1,458,584	518	1,459,102
Groundwater (m3)	7,296	35,020	42,316
Surface Water (m3)	2,415,860	17,014	2,432,874
Fresh-Water and Recycling for Mineral Processing
Fresh-Water for Mineral Processing (m3)	596,878	52,034	648,912
Recycled Process Water (m3)	4,559,580	486,560	5,046,140
% Recycled Process Water	88%	90%	89%
Other Water Withdrawal
Water Provided to Nearby Communities (m3)	9,520,611	-	9,520,611

MM1: Amount of land (owned or leased, and managed for productive activities or extractive use) disturbed or rehabilitated

	MCSA	NX Gold	Total
Disturbed hectares	1,005	20	1,025
Reclaimed hectares	69	10	79

305-1: Direct Greenhouse Gas (GHG) emissions

305-2: Energy Indirect (Scope 2) GHG emissions

(tonnes of CO2 -equivalent)		MCSA	NX Gold
	Diesel	19,999	2,306
	Gasoline	184	-
Direct GHG Emissions(1)	Carbon	-	-
	Liquified Petroleum Gas, LPG	38,617	15,277
	Ammonium Nitrate, ANFO	7	-
	Emulsion	422	41
Energy Indirect (Scope 2)
GHG Emissions(2)	Electricity (CO2-equivalent)	15,405	2,063
	Total	74,635	19,687

(1)	Based on the National Inventory Report Canada 2018 Direct (Scope 1) GHG emissions. The global warming potential (GWP) is based on the information provided by the Government of Canada. Gasses included in this calculation are CO2, CH4 and N2O.

(2)	The GHG Protocol. Gasses included in this calculation are: CO2, CH4 and N2O.

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401-1: New employee hires and employee turnover

New Employee Hires		2019
Age		MCSA	NX Gold
<30	Men	180	48
		4.6%	1.2%
	Women	38	9
		1.0%	0.2%
Between 30 and 50	Men	181	47
		4.7%	1.2%
	Women	13	4
		0.3%	0.1%
>50	Men	9	1
		0.2%	0.0%
	Women	0	0
		0.0%	0.0%
	Total	421	109
		10.9%	2.8%

Employee Turnover		2019
Age		MCSA	NX Gold
<30	Men	67	12
		1.7%	0.3%
	Women	29	18
		0.7%	0.5%
Between 30 and 50	Men	177	28
		3.0%	0.7%
	Women	6	4
		0.2%	0.1%
>50	Men	31	2
		0.8%	0.1%
	Women	0	1
		0.0%	0.0%
	Total	250	65
		6.5%	1.7%

403-2: Occupational Health and Safety

Safety Performance	MCSA	NX Gold	Total
Lost time injury frequency(1)	1.00	0.90	0.99
Lost time injury severity(2)	97	212	115

(1)	Lost time injury frequency is calculated as the number of lost time injuries, including fatalities, during the period per 1 million hours.

(2)	Lost time injury severity is a measurement of the seriousness of injuries and is calculated as the number of workdays lost due to lost time injuries per 1 million hours.

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Cautionary Note Regarding Forward-Looking Statements

This Sustainability Report contains “forward-looking information” within the meaning of applicable Canadian securities laws. Forward-looking information includes statements that use forward-looking terminology such as “may”, “could”, “would”, “will”, “should”, “intend”, “target”, “plan”, “expect”, “budget”, “estimate”, “forecast”, “schedule”, “anticipate”, “believe”, “continue”, “potential”, “view” or the negative or grammatical variation thereof or other variations thereof or comparable terminology. Such forward-looking information includes, without limitation, statements with respect to the Company’s ongoing sustainability efforts, including but not limited to the expected benefit or effectiveness of any given program, the Company’s plans for future continuation of environmental remediation efforts, the expected contribution of the Company or its subsidiaries to the TSM in coming years, and the effectiveness of any mitigation strategy employed by the Company related to COVID-19.

Forward-looking information is not a guarantee of future performance and is based upon a number of estimates and assumptions of management in light of management’s experience and perception of trends, current conditions and expected developments, as well as other factors that management believes to be relevant and reasonable in the circumstances, as of the date of this Press Release including, without limitation, assumptions about: favourable equity and debt capital markets; the ability to raise any necessary additional capital on reasonable terms to advance the production, development and exploration of the Company’s properties and assets; future prices of copper and other metal prices; the timing and results of exploration and drilling programs; the accuracy of any mineral reserve and mineral resource estimates; the geology of the Vale do Curaçá Property, NX Gold Property and the Boa Esperanҫa Property being as described in the Technical Reports for these properties; production costs; the accuracy of budgeted exploration and development costs and expenditures; the price of other commodities such as fuel; future currency exchange rates and interest rates; operating conditions being favourable such that the Company is able to operate in a safe, efficient and effective manner; political and regulatory stability; the receipt of governmental, regulatory and third party approvals, licenses and permits on favourable terms; obtaining required renewals for existing approvals, licenses and permits on favourable terms; requirements under applicable laws; sustained labour stability; stability in financial and capital goods markets; availability of equipment; positive relations with local groups and the Company’s ability to meet its obligations under its agreements with such groups; and satisfying the terms and conditions of the Company’s current loan arrangements. While the Company considers these assumptions to be reasonable, the assumptions are inherently subject to significant business, social, economic, political, regulatory, competitive, global health, and other risks and uncertainties, contingencies and other factors that could cause actual actions, events, conditions, results, performance or achievements to be materially different from those projected in the forward-looking information. Many assumptions are based on factors and events that are not within the control of the Company and there is no assurance they will prove to be correct.

Furthermore, such forward-looking information involves a variety of known and unknown risks, uncertainties and other factors which may cause the actual plans, intentions, activities, results, performance or achievements of the Company to be materially different from any future plans, intentions, activities, results, performance or achievements expressed or implied by such forward-looking information. Such risks include, without limitation the risk factors listed under the heading “Risk Factors” in the Annual Information Form for the year ended December 31, 2019 and dated March 12, 2020.

Although the Company has attempted to identify important factors that could cause actual actions, events, conditions, results, performance or achievements to differ materially from those described in forward-looking information, there may be other factors that cause actions, events, conditions, results, performance or achievements to differ from those anticipated, estimated or intended.

The Company cautions that the foregoing lists of important assumptions and factors are not exhaustive. Other events or circumstances could cause actual results to differ materially from those estimated or projected and expressed in, or implied by, the forward-looking information contained herein. There can be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, readers should not place undue reliance on forward-looking information.

Forward-looking information contained herein is made as of the date of this Sustainability Report and the Company disclaims any obligation to update or revise any forward-looking information, whether as a result of new information, future events or results or otherwise, except as and to the extent required by applicable securities laws.

Technical Reports

Where applicable, information of a scientific or technical nature in respect of the Vale do Curaçá Property included in this Report is based upon the technical information provided in the technical report dated November 25, 2019 with an effective date of September 18, 2019 entitled “2019 Updated Mineral Resources and Mineral Reserves Statements of Mineração Caraíba's Vale do Curaçá Mineral Assets, Curaçá Valley”, prepared by Rubens Jose De Mendonça, MAusIMM, of Projectos e Consultoria em Mineração Ltd. and Porfirio Cabaleiro Rodrigues, MAIG, Leonardo de Moraes Soares, MAIG, and Bernardo Horta de Cerqueira Viana, MAIG, all of GE21 Consultoria Mineral Ltda. (“GE21”), who are independent qualified persons under NI 43-101 (“2019 MCSA Mining Complex Technical Report”). Information of a scientific or technical nature in respect of the NX Gold Mine included in this Report is based on upon the technical report, dated February 3, 2020 with an effective date of September 30, 2019, entitled “Mineral Resource and Reserve Estimate of the NX Gold Mine, Nova Xavantina”, prepared by Porfírio Cabaleiro Rodriguez, MAIG, Paulo Roberto Begmann, FAusIMM and Leonardo de Moraes Soares, MAIG, all of GE21, who are independent qualified persons under NI 43-101 ("2019 NX Gold Mine Technical Report", and together with the 2019 MCSA Mining Complex Technical Report, the "Technical Reports").

All documents and corporate policies of the Company referred to herein can be found on the Company's website at www.erocopper.com.

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Ero Copper Corp.
Suite 1050 – 625 Howe Street
Vancouver, British Columbia, Canada
V6C 2T6
+1 604 429 9244
www.erocopper.com